

October 11, 2024

Peter Yu
Director
Flybondi Holdings plc
Av. Costanera Rafael Obligado 1221
Complejo Costa Salguero
C1425 CABA
Argentina

Peter Yu
Director
Flybondi Limited
Av. Costanera Rafael Obligado 1221
Complejo Costa Salguero
C1425 CABA
Argentina

Enrique Klix
Chief Executive Officer
Integral Acquisition Corporation 1
1330 Avenue of the Americas, 23rd Floor
New York, NY 10019

Re: Flybondi Holdings plc
Amendment No. 1 to Draft Registration Statement on Form F-4
Submitted September 12, 2024
CIK No. 0002013602

Dear Peter Yu, Peter Yu, and Enrique Klix:

We have reviewed your amended draft registration statement and have the following comment(s).

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our August 21, 2024 letter.

<u>Amendment No. 1 to Draft Submission on Form F-4 submitted September 12, 2024</u>

<u>Cover Page</u>

1.   We note your response to prior comment 4 and reissue it in part. Under Item 1604(a)(3), provide a statement on your cover page as to whether the SPAC sponsor compensation and securities issuance you disclose may result in a material dilution of the equity interests of non-redeeming shareholders, and provide a cross reference to the location of related disclosure.

<u>Summary of the Proxy Statement/Prospectus, page 19</u>

2.   We note your response to prior comment 4 and reissue it in part. In your prospectus summary, please provide the tabular disclosure required by Item 1604(b)(4) of Regulation S-K for sponsor compensation, including outside the table a brief description of the extent to which that compensation and securities issuance has resulted or may result in a material dilution of the equity interests of non-redeeming shareholders.

<u>The Business Combination</u>
<u>Background of the Business Combination, page 112</u>

3.   We note your response to prior comment 21 and reissue it in part. Please clarify whether the Integral board relied on the sensitivity analysis provided by Flybondi at the August 14, 2023 meeting. We may have further comments.

4.   We note your response to prior comment 23, including added disclosure that, on August 16, 2023, pursuant to a due diligence request, Flybondi delivered additional files to Integral for review, which files included, among other things, updated budget projections which were substantially the same as the projections provided in July 2023 for 2023 except that 2023 EBITDAR was $3.9 million higher. Please revise to disclose the reason for the increase in the 2023 EBITDAR projection. In this regard we note your correspondencestating EBITDAR for 2023 was approximately $3.9 million higher "due to lower labor costs for 2023 after correcting the average number of employees, which was previously outdated."

5.   Please revise to include the information from your correspondence discussing your response to prior comment 18 in your prospectus, in particular the information appearing after "[i]n addition, the Company respectfully advises the Staff..."

<u>Opinion of Integral's Fairness Opinion Provider</u>
<u>Financial Projections , page 130</u>

6.   We note your response to prior comment 26 and reissue it in part. Please revise to disclose the 2025 projections prepared by Marshall & Stevens and used in the discounted cash flow analysis. Refer to Item 1015(b)(6) of Regulation M-A.

7.   We note your added disclosure in response to prior comment 27, stating that the unaudited prospective financial information included material assumptions relating to Flybondi, including, but not limited to, fleet size, lease rates, load factors, revenue per passenger, operating performance, and operating costs (such as fuel, labor costs, sales and marketing and other fees), as well as macroeconomic and financing assumptions such as foreign exchange rates and inflation in Argentina and globally. Please revise to disclose all material bases of the Flybondi projections and all material assumptions underlying its projections, and any material factors that may affect such assumptions. See Item 1609(b) of Regulation S-K.

Material U.S. Federal Income Tax Considerations
Tax Consequences of the Business Combination Under Section 367(a) of the Code, page 150

8.   In the paragraph beginning "[s]ubject to the discussion in the following paragraph, conditions (i), (ii), and (iii) are expected to be met, and, as a result, the Business Combination is expected to satisfy the applicable requirements under Section 367(a) of the Code on account of such conditions" you appear to have removed disclosure of conditions (i), (ii), and (iii) in this amendment. Please revise to discuss the conditions of Section 367(a) and why you expect to meet such conditions.

Tax Consequences of the Business Combination to U.S. Holders of Flybondi Shares, page 156

9.   We note your disclosure in response to prior comment 35 that Greenberg Traurig, LLP has delivered an opinion that the Share Exchange, taken together with certain related transactions, "should" constitute an integrated transaction that qualifies under Section 351(a) of the Code. If the opinion is subject to uncertainty, please obtain a revised opinion that describes the degree of uncertainty in the opinion. In addition, please provide risk factor disclosure setting forth the risks of uncertain tax treatment to investors, if applicable. For guidance, refer to Section III.C.4 of Staff Legal Bulletin 19.

Please contact Yolanda Guobadia at 202-551-3562 or Robert Babula at 202-551-3339 if you have questions regarding comments on the financial statements and related matters. Please contact Liz Packebusch at 202-551-8749 or Kevin Dougherty at 202-551-3271 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Energy & Transportation

cc: Thomas R. Martin